FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]    No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release issued on October 4, 2004, by Stelmar Shipping Ltd.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  October 4, 2004                        By: /s/ Olga Lambrianidou
                                               -----------------------
                                               Name: Olga Lambrianidou
                                               Title:   Corporate Secretary








02509.0004 #515802

                                                            Exhibit 99.1
For Immediate Release

Company Contacts:
Stamatis Molaris              Leon Berman
Chief Financial Officer       Principal
Stelmar Shipping Ltd.         The IGB Group
011-30210-891-7260            212-477-8438


                    FORTRESS TO ACQUIRE STELMAR SHIPPING LTD.

     ATHENS, Greece - September 20, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced that its Board of Directors has unanimously approved a definitive agreement for Stelmar to be acquired by affiliates of Fortress Investment Group LLC (collectively "Fortress") in a merger transaction for $38.55 per share in cash. The total value of the transaction is approximately $677 million in cash. The price represents a premium of 55% over the closing price of Stelmar's common stock on May 14, 2004, the last trading day prior to the announcement by OMI Corporation of a proposal for a business combination involving Stelmar, and a premium of 8% over the closing price of Stelmar's common stock on September 17, 2004, the last trading day prior to this announcement.

     The agreement represents the conclusion of Stelmar's review, announced on June 28, 2004, of strategic alternatives for further enhancing shareholder value. The merger, which is expected to close during the fourth quarter of 2004, is not conditioned on financing but is subject to approval and authorization by Stelmar shareholders and other customary closing conditions.

     Nick Hartley, Chairman of Stelmar, commented "This transaction represents the best opportunity to create significant value for all of our shareholders. As we announced on June 28, Stelmar's Board of Directors authorized its management and financial advisors to review strategic alternatives, including the continued execution of Stelmar's successful stand-alone business strategy as well as a range of other alternatives for further enhancing shareholder value. This transaction represents the culmination of that review. Our management team and all of our employees look forward to continuing to provide the highest level of service to our customers around the world."

     Wesley R. Edens, Chief Executive Officer of Fortress, said "We are excited by the opportunity to make a substantial investment in the energy transportation sector. We believe that Stelmar represents a unique combination of a modern, high quality fleet and a highly respected and experienced management team."

     Morgan Stanley & Co. Incorporated and Jefferies & Company are serving as financial advisors to Stelmar. Morgan Stanley & Co. Incorporated also provided a fairness opinion to Stelmar in connection with the transaction.

Conference Call and Webcast

     Stelmar's management team will host a conference call today, September 20, 2004, at 10:00 a.m. Eastern Time. The United States dial-in number for the call is: (800) 274-0873. The international dial-in number is: (719) 457-2684. A replay of the conference call will be available until midnight on October 4, 2004. The United States replay number is (888) 203-1112; the international replay number is (719) 457-0820 and the access code required for the replay is 940703. There will also be a simultaneous live webcast over the Internet at: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrwdcdxdvdxz

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 41 vessel fleet consists of 24 Handymax, 13 Panamax and four Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. Following the completion of the sale of Stelmar's final single-hull tanker by September 2004, one hundred percent of the fully owned fleet will be double-hull. In addition, four of the leased vessels will be double-hull and the balance will be double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

About Fortress Investment Group LLC

     Fortress Investment Group LLC is a global alternative investment and asset management firm founded in 1998 with approximately $10 billion in equity capital currently under management. With headquarters in New York, Fortress and its affiliates have offices in London, Rome, Frankfurt and Geneva.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels and our insurance claims expectations. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.